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                                                FILED PURSUANT TO RULE 424(b)(2)
                                            REGISTRATION STATEMENT NO. 333-56608


PROSPECTUS SUPPLEMENT
(To Prospectus dated March 22, 2001)
October 8, 2001





                                 315,000 Shares

                      HEALTHCARE REALTY TRUST INCORPORATED

                                  Common Stock

                                  ------------



         This prospectus supplement relates to sales of up to 315,000 shares of the common stock of Healthcare Realty Trust Incorporated by Richard M. Scrushy, John W. McRoberts, and Michael D. Martin from time to time on the New York Stock Exchange. Healthcare Realty will receive no proceeds from and is not paying any underwriting discounts or commissions in connection with the sales.

         The common stock is listed on the New York Stock Exchange under the symbol "HR." On October 5, 2001, the last reported sale price for the Common Stock on the New York Stock Exchange was $26.92 per share.

                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------





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         You should rely only on information contained in this prospectus supplement and the accompanying prospectus. Healthcare Realty Trust has not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of the shares.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT


                                                                             Page
                                                                             ----
Information About Healthcare Realty Trust.....................................S-3
Use of Proceeds...............................................................S-3
Selling Stockholders..........................................................S-3
Plan of Offering..............................................................S-3

                                   PROSPECTUS

Where You Can Find Additional Information.......................................2
Incorporation of Certain Information by Reference...............................2
The Company.....................................................................4
Use of Proceeds.................................................................4
Ratio of Earnings to Fixed Charges..............................................4
Description of Common Stock.....................................................4
Description of Common Stock Warrants............................................7
Description of Preferred Stock..................................................8
Description of Debt Securities.................................................12
Federal Income Tax and ERISA Considerations....................................17
Plan of Distribution...........................................................17
Experts........................................................................18
Legal Matters..................................................................18





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                    INFORMATION ABOUT HEALTHCARE REALTY TRUST

         Healthcare Realty Trust Incorporated is a self-managed and self-administered real estate investment trust that integrates owning, acquiring, managing and developing income-producing real estate properties and mortgages associated with the delivery of healthcare services throughout the United States. The Company's portfolio is comprised of nine major facility types, located in 32 states nationwide, and operated pursuant to contractual arrangements with 64 healthcare providers. The Company has investments of approximately $1.6 billion in 257 real estate properties or mortgages, totaling almost 12 million square feet. The Company provides property management or asset management services to approximately seven million square feet nationwide.

                                 USE OF PROCEEDS

         The proceeds from the sale of the common stock offered pursuant to this prospectus supplement are solely for the account of the selling stockholders. Healthcare Realty will not receive any proceeds from the sale of these shares of common stock.

                              SELLING STOCKHOLDERS

         The following individuals plan to sell from time to time the number of shares indicated below:

         Richard M. Scrushy                                  180,000 shares
         One HealthSouth Parkway
         Birmingham, Alabama  35243

         Michael D. Martin                                    90,000 shares
         5608 Canongate Lane
         Birmingham, Alabama  35242

         John W. McRoberts                                    45,000 shares
         4113 Old Leech Lane
         Birmingham, Alabama  35213

         These individuals were executive officers of Capstone Capital Corporation until October 15, 1998, when Capstone was acquired by Healthcare Realty. As part of that transaction, each of such individuals entered into a consulting agreement with HR. Pursuant to the terms of these consulting agreements, each October 15th until 2002, HR issues shares of its common stock to such individuals. The selling stockholders have never held any position or office with Healthcare Realty.

                                PLAN OF OFFERING

                  The selling stockholders may sell the shares from time to time. The selling stockholders may sell some, all or none of their shares. Healthcare Realty does not know how long the selling stockholders will hold the shares before selling them. The selling stockholders will act



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independently of HR in making decisions regarding the timing, manner and size of each sale. The sales will be made at prices and on terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell shares in one or more of, or a combination of:

         - A block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - Purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus supplement;

         - An exchange distribution in accordance with the rules of an exchange;

         - Ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         -        Privately negotiated transactions; and

         -        Option agreements.

         HR will make copies of this prospectus supplement available to the selling stockholders and have informed the selling stockholders of the need to deliver copies of this prospectus supplement to purchasers at or prior to the time of any sale of the shares.

         HR will bear all of the costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act.

         To the extent required, this prospectus supplement may be amended or supplemented from time to time to describe a specific plan of distribution.

         From time to time, a selling stockholder may transfer, pledge, donate or assign his shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus supplement. The plan of distribution for the selling stockholders' shares of common stock sold under this prospectus supplement will otherwise remain unchanged, except that any of its transferees, pledgees, donees or other successors will be a selling stockholder hereunder.

         The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus supplement. The selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus supplement.



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         In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. A broker-dealer or agent and any other participating broker-dealer or the selling stockholder may be deemed to be a "underwriter" within the meaning of Section 2(a)(11) of the Securities Act in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus supplement that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus supplement. The selling stockholders have advised Healthcare Realty that they plan to engage broker-dealers in connection with the proposed sale of their shares.

         Under applicable rules and regulations under the Securities Exchange Act of 1934 and with certain exceptions, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to HR's common stock for prescribed periods prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of HR's common stock by the selling stockholders.

         The shares will be sold only through registered or licensed broker-dealers if required under applicable state securities laws and in accordance with such state laws.








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